July 13, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, DC 20549

Re: Kimco Realty Corporation

Registration Statement on Form S-3

Filed July 6, 2007

File No. 333-144378

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kimco Realty Corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-144378), together with all exhibits thereto (collectively, the “Registration Statement”), and the issuance of an order granting the withdrawal of the Registration Statement by the Securities and Exchange Commission (the “SEC”) as soon as reasonably practical. The Registration Statement was originally filed with the SEC on July 6, 2007. No securities have been sold pursuant to the Registration Statement.

The Registrant requests this withdrawal because the Registration Statement was filed with an incorrect EDGAR header. As a result of this error, the EDGAR system did not accept the filing as an automatic shelf registration statement, as intended by the Registrant and as indicated by check mark on the cover page of the Registration Statement. The Registrant intends to re-file the same Registration Statement on Form S-3ASR (the “Corrected Registration Statement”) with a correct EDGAR header. Pursuant to discussions with the SEC, the Registrant expects that the Corrected Registration Statement will have a filing date of July 6, 2007.

If you have any questions regarding this matter, please contact Raymond Y. Lin of Latham & Watkins LLP, the Registrant’s securities counsel, at (212) 906-1369. Thank you for your attention to this matter.

Sincerely,

/s/ Michael V. Pappagallo
Michael V. Pappagallo Executive Vice President and Chief Financial Officer Kimco Realty Corporation